Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com
                                 October 26, 2011
Ms. Mary Cole
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 57
Dear Ms. Cole:
This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our recent telephone conversation with respect to Post Effective Amendment No. 57 to Registrant’s Registration Statement filed on August 26, 2011.
For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.
1.	You noted that the Principal Investment Strategies for some of the Equity Portfolios, such as The Value Equity Portfolio, state that up to 20% of the assets may be invested in income producing securities other than common stock and requested disclosure regarding any limits on quality or maturity for such securities.
Response: There are no specified limitations on the quality or maturity of “income producing securities” that may be purchased by managers of the Equity Portfolios, although it is not expected that high yield fixed income securities would be purchased in a quantity that would create a principal risk.
2.	You noted that the Value and Growth Equity Portfolios have “Mid Cap Risk” listed as a principal risk, but do not state that investing in mid-cap companies is a principal strategy. You requested that the principal strategy and risk disclosures be more fully harmonized.
Response: The principal strategies disclosure with respect to each of the Value Equity portfolios does say that “The Portfolio may also invest in equity securities of mid capitalization issuers.” This sentence will be added to the principal strategies disclosure for each of the Growth Equity portfolios.
♦    Philadelphia, PA    ♦    Cherry Hill, NJ    ♦    Wilmington, DE    ♦    Berwyn, PA    ♦     West Chester, PA    ♦
A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
October 26, 2011

3.	With respect to the Commodity Returns Strategy Portfolio, you requested that we confirm that the fee table includes all expenses of the subsidiaries.
Response: We hereby confirm that the fee table does include all expenses of the subsidiaries.
4.	Also with respect to the Commodity Returns Strategy Portfolio, you inquired as to whether additional principal risk disclosure with respect to the IRS decision to stop providing Private Letter Rulings (“PLRs”) or the potential for new CFTC regulation was appropriate.
Response: As we discussed, and as disclosed in the Registration Statement, Registrant was able to obtain a PLR from the IRS prior to its self-imposed “moratorium.” With respect to the possibility of new CFTC regulation, if such regulations are adopted, the Portfolio will comply with them in the form in which they are finalized. To the extent that such compliance requires changes in the principal investment strategies, such changes will be adopted at that time. We do not believe that the potential that a Portfolio’s strategies may change in the future is appropriate to list as a principal risk.
5.	With respect to the Emerging Markets Portfolio you requested that the disclosure related to the objective definition of “Emerging Markets” be relocated earlier in the prospectus.
Response: The disclosure has been revised as requested.
6.	With respect to the Core Fixed Income Portfolio you inquired as to whether disclosure regarding high portfolio turnover risk was appropriate.
Response: As we discussed, the abnormally high turnover experienced by the Portfolio during the fiscal year ended June 30, 2011 was due to a restructuring of the Portfolio from one investment strategy managed by a single sub-adviser (referred to by Registrant as a “Specialist Manager”) to multiple strategies managed by three Specialist Managers. It is not expected that the Portfolio will experience such high levels of turnover during the next fiscal year.
7.	Also with respect to the Core Fixed Income Portfolio, you noted that it lists principal risks related to foreign securities, but does not list foreign securities as a principal strategy. You requested that the principal strategy and risk disclosures be more fully harmonized.
Response: The disclosure has been revised as requested.
8.	With respect to each of the fixed income portfolios, you requested that the principal strategy disclosure include information on maturity.
Response: The disclosure has been revised as requested.
We hereby represent, on behalf of the Registrant, that the Registrant will not assert any comment or review by the Commission’s staff relating to the filing referred to above as an affirmative defense in any

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
October 26, 2011

proceeding initiated by the Commission or any other person against the Registrant. We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filing referenced above is the responsibility of the Registrant.1
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,
/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion Colette Bull Kristin Schantz

[1]	As indicated in the Commission’s press release of June 24, 2004, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving Registrant.
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